AC Sunshine Securities LLC

June 9, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Re:	Lucas GC Limited (CIK No. 0001954694)
Registration Statement on Form F-1 (File No. 333-286650)
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on June 5, 2025, in which we joined Lucas GC Limited in requesting the acceleration of the effective date of the above-captioned Registration Statement for June 9, 2025, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement.

Very truly yours,

AC Sunshine Securities LLC

By:	/s/ Ying Cui
Name:	Ying Cui
Title:	Chief Executive Officer

cc:	Cavas S. Pavri	Laura Hemmann, Esq.

	ARENTFOX SCHIFF LLP	iTKG Law LLC